PRICING AND BOOKKEEPING AGREEMENT


         AGREEMENT dated as of June 7, 1993, between Keyport Variable Investment Trust (the "Trust"), and Colonial Management Associates, Inc. ("Colonial"), a Massachusetts corporation. The Trust and Colonial agree as follows:

         1. Appointment. The Trust may offer an unlimited number of series ("Funds"), each of which may have multiple classes of shares ("Shares"). This Agreement will apply to each Fund on the Effective Date set forth in Appendix I as amended from time to time.

         2. Services. Colonial shall (i) determine and timely communicate to persons designated by the Trust the Fund's net asset values and offering prices per Share; and (ii) maintain and preserve in a secure manner the accounting records of the Fund. All records shall be the property of the Fund. Colonial will provide disaster planning to minimize possible service interruption.

         3. Audit, Use and Inspection. Colonial shall make available on its premises during regular business hours all records of a Fund for reasonable audit, use and inspection by the Trust, its agents and any regulatory agency having authority over the Fund.

         4. Compensation. The Trust will pay Colonial for each Fund a monthly fee of $2,250 for the first $50 million of Fund assets, plus a monthly percentage fee at the following annual rates: .04% on the next $550 million;
 .03% on the next $400 million; and .025% on the excess over $1 billion of the average daily net assets of the Fund for such month.

         5. Compliance. Colonial shall comply with applicable provisions of the prospectus and statement of additional information of the Trust and applicable laws and rules in the provision of services under this Agreement.

         6. Limitation of Liability. In the absence of willful misfeasance, bad faith or gross negligence on the part of Colonial, or reckless disregard of its obligations and duties hereunder, Colonial shall not be subject to any liability to the Trust or Fund, to any shareholder of the Trust or the Fund or to any other person, firm or organization, for any act or omission in the course of, or connected with, rendering services hereunder.

         7. Amendments. The Trust shall submit to Colonial a reasonable time in advance of filing with the Securities and Exchange Commission copies of any changes in its Registration Statement. If a change in documents or procedures materially increases the cost to Colonial of performing its obligations, Colonial shall be entitled to receive reasonable additional compensation.

         8. Duration and Termination, etc. This Agreement may be changed only by writing executed by each party. This Agreement: (a) shall continue in effect until two years from the date of its execution, and thereafter, from year to year so long as approved annually by vote of a majority of the Trustees who are not affiliated with Colonial; (b) may be terminated at any time without penalty by sixty days' written notice to either party; and (c) may be terminated at any time for cause by either party if such cause remains unremedied for a reasonable period not to exceed ninety days after receipt of written specification of such cause. Paragraph 6 of this Agreement shall survive termination. If the Trust designates a successor to any of Colonial's obligations, Colonial shall, at the expense and direction of the Trust, transfer to the successor all trust records maintained by Colonial.

         9. Miscellaneous. This Agreement shall be governed by the laws of The Commonwealth of Massachusetts.

         IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above.



                        KEYPORT VARIABLE INVESTMENT TRUST



                           By: Richard R. Christensen
                               President



                        COLONIAL MANAGEMENT ASSOCIATES, INC.



                            By: Arthur 0. Stern
                                Senior Vice President


A copy of the document establishing the Trust is filed with the Secretary of The Commonwealth of Massachusetts. This Agreement is executed by officers not as individuals and is not binding upon any of the Trustees, officers or shareholders of the Trust individually but only upon the assets of the Fund.


s:funds/lvit/legaldoc/pricing.doc